EXHIBIT 99-3

PARNASSUS FUNDS COMPLEX

RULE 17G-1 FIDELITY BOND FILING

AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS

PERIOD OF COVERAGE: APRIL 15, 2013 - APRIL 15, 2014

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SINGLE INSURED
FUND	BOND COVERAGE

Parnassus Funds	$1,500,000

Parnassus Income Funds	$2,500,000

Aggregate Single Bond Coverage
(as if not maintained under joint coverage)	$4,000,000

Total joint Investment Company Bond
(Bond Number 82053051)	$4,000,000